Exhibit 12.1

MEDCO HEALTH SOLUTIONS, INC.

Computation of Ratios of Earnings to Fixed Charges

(In millions, except ratio data)

	Years Ended
	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
Income before taxes	$1,011.8	$952.9	$806.3	$728.7	$620.3
One-third of rents	20.0	18.1	16.9	20.2	17.1
Interest expense	95.8	73.9	69.1	29.3	0.3
Equity loss from affiliates	2.0	3.6	5.0	5.8	4.8

Earnings	$1,129.6	$1,048.5	$897.3	$784.0	$642.5

One-third of rents	$20.0	$18.1	$16.9	$20.2	$17.1
Interest expense	95.8	73.9	69.1	29.3	0.3

Fixed charges	$115.8	$92.0	$86.0	$49.5	$17.4

Ratio of earnings to fixed charges(1)	9.8	11.4	10.4	15.8	36.9

(1)

The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).